Exhibit 12.1

Statement Regarding Calculation of Ratio of Earnings to Fixed Charges

Alleghany Corporation

Ratio of Earnings to Fixed Charges

	Three months ended March 30,		Year ended December 31,
($ in thousands)	2012		2011		2010		2009		2008		2007
Earnings	$621,485		$212,192		$285,451		$399,365		$65,004		$436,556
Fixed Charges	10,288		20,965		10,704		3,985		3,952		4,277
Ratio of Earnings to Fixed Charges	60.4	x	10.1	x	26.7	x	100.2	x	16.4	x	102.1	x

For purposes of calculating these ratios, “Earnings” consists of (x) earnings from continuing operations, before income taxes, (y) fixed charges and (z) amortization of any capitalized interest, and “Fixed Charges” consist of (x) interest expensed and capitalized, (y) amortized premiums, discounts and capitalized expenses related to indebtedness, and (z) an estimate of the interest within rental expense.